EXHIBIT 99.1

Galapagos to Present Results of Pioneering Innovation in Cancer Cell Therapy at ASH 2024

  New Phase 1/2 data support the potential of our CAR T-cell therapy candidates, GLPG5101 and GLPG5201, in addressing unmet needs for patients with poor prognoses.
  Our innovative decentralized cell therapy manufacturing platform delivers fresh, fit cells within a median vein-to-vein time of seven days, with potentially encouraging patient outcomes.
  Three abstracts, including one oral presentation for GLPG5101 in relapsed/refractory non-Hodgkin lymphoma, and a company showcase, will spotlight our cutting-edge cell therapy innovations in blood cancers and solid tumors.

Mechelen, Belgium; November 5, 2024, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced that it will present new data from its CAR T- and TCR T-cell therapy pipeline at the 66th American Society of Hematology (ASH) Annual Meeting and Exposition in San Diego, CA, 7-10 December 2024.

Three abstracts, including one oral presentation, will feature new data from our proprietary cell therapy programs in relapsed/refractory (R/R) non-Hodgkin lymphoma (NHL), and R/R chronic lymphocytic leukemia (CLL) and Richter transformation (RT), in addition to preclinical data in head & neck (H&N) cancer, developed in partnership with Adaptimmune. Galapagos will also host a company showcase, titled: Fresh, Fit, and Fast: Pioneering the Future of Cell Therapy through Decentralized Manufacturing.

“We are committed to advancing breakthrough innovations to expand the reach of cell therapies for patients with rapidly progressing cancers,” said Jeevan Shetty, MD, Head of Clinical Development Oncology at Galapagos. “We are excited to present promising new clinical data for our CD19 CAR T-cell therapy candidates, which continue to support the hypothesis that delivering fresh, fit cells quickly could improve outcomes for patients. Additionally, the preclinical proof-of-concept data we will present with our partner Adaptimmune highlight the potential of our innovative approach in treating solid tumors, expanding our reach to critically-ill patients beyond hematological cancers.”

The data to be presented are summarized below:

  The oral presentation for GLPG5101, our CD19 CAR-T candidate in relapsed/refractory non-Hodgkin lymphoma, including R/R large B-cell lymphoma (DLBCL), mantle cell lymphoma (MCL), follicular lymphoma (FL), and marginal zone lymphoma (MZL), will feature new safety, efficacy, and longer follow-up data for 45 patients in the ongoing Phase 1/2 ATALANTA-1 study (data cut-off: April 25, 2024). The presentation will also demonstrate the feasibility of our decentralized manufacturing platform, delivering a fresh, stem-like early memory cell therapy with a median vein-to-vein time of seven days, robust in vivo expansion, and durable persistence.
  The poster presentation for GLPG5201, our CD19 CAR-T candidate in relapsed/refractory chronic lymphocytic leukemia (R/R CLL) and Richter transformation (RT), will include additional safety, efficacy, and translational data from 15 patients (cut-off date: February 21, 2024) in the ongoing Phase 1/2 EUPLAGIA-1 study, consistent with previously disclosed findings. The presentation will also highlight that decentralized manufacturing of GLPG5201, delivered as fresh cells in a median vein-to-vein time of seven days, results in an increase in stem-like early memory phenotypes versus starting material, robust in vivo expansion, and durable persistence.
  The poster presentation for uza-cel, a MAGE-A4 directed TCR T-cell therapy candidate in head & neck (H&N) cancer, in partnership with Adaptimmune, will highlight preclinical proof-of-concept data demonstrating that Galapagos’ innovative decentralized cell therapy manufacturing platform can produce uza-cel with features that may result in improved efficacy and durability of response in the clinic compared with the existing manufacturing procedure.

The dates and times for accepted abstracts, presentations and our company showcase are as follows:

Abstract title	Authors (Presenter)	Presentation date/time
Galapagos-driven original abstracts
ATALANTA-1: A Phase 1/2 Trial of GLPG5101, a Fresh, Stem-Like, Early Memory CD19 CAR T-Cell Therapy with a 7-Day Vein-to-Vein Time, for the Treatment of Relapsed/Refractory Non-Hodgkin Lymphoma	Marie José Kersten, Kirsten Saevels, Evelyne Willems, Marte C. Liefaard, Stavros Milatos, Margot J. Pont, Claire Vennin, Eva Santermans, Anna D.D. Van Muyden, Jeevan Shetty, Esmée P. Hoefsmit, Omotayo Fasan, Maria T. Kuipers, Sébastien Anguille, Joost S.P. Vermaat
Oral presentation number: 93
Date: Saturday, December 7, 2024
Time: 10:00 PT (session 09:30-11:00 PT)
Session: 704. Cellular Immunotherapies: Early Phase Clinical Trials and Toxicities: CAR-T Cell Therapies for Lymphomas and ALL: New Strategies and Toxicities
Location: Marriott Marquis San Diego Marina, Marriott Grand Ballroom 11-13
EUPLAGIA-1: A Phase 1/2 Trial of GLPG5201, a Fresh Stem-Like Early Memory CD19 CAR T-Cell Therapy with a 7-Day Vein-to-Vein Time, in Patients with Relapsed/Refractory CLL and RT	Valentin Ortiz-Maldonado, Nuria Martínez-Cibrián, Leticia Alserawan, Sergi Betriu, Ana Triguero, Sandra Blum, Margaux Faes, Marte C. Liefaard, Margot J. Pont, Maike Spoon, Kirsten Van Hoorde, Anna D. D. van Muyden, Julio Delgado, Natalia Tovar	Poster presentation number: 3452
Date: Sunday, December 8, 2024
Time: 18:00-20:00 PT
Session: 704. Cellular Immunotherapies: Early Phase Clinical Trials and Toxicities: Poster II
Location: San Diego Convention Center, Halls G-H
Galapagos company showcase
Fresh, Fit, and Fast: Pioneering the Future of Cell Therapy through Decentralized Manufacturing	Dr. Jeevan Shetty, M.D., Head of Clinical Development Oncology, Galapagos, Ms. Jacqueline Vink-Korndorffer, Head of Global Cell Therapy Operations, Galapagos	Date: Saturday, December 7, 2024 Time: 13:45-14:00 PT Location: Room 3, Upper Level, San Diego Convention Center
Adaptimmune-driven abstracts
Preclinical Proof of Concept for Decentralized Manufacturing of a MAGE-A4/CD8α–Expressing Autologous T-Cell Therapy for Solid Tumors	Melissa Herman, Stefania Gobessi, Laurens Sand, Karolin Wagner, Ryan Yuan, Sterenn Davis, Ian Donaldson, Megan Butler, Natalie Bath, Robert Harris, Nathaniel Golden, Alex Tipping, Joseph Sanderson, John Mellors, Phillip Debnam	Poster presentation number: 2100
Date: Saturday, December 7, 2024
Time: 17:30-19:30 PT
Session: 711. Cell Collection and Manufacturing of HSPCs, CAR-T Cells, and Other Cellular Therapy Products: Poster I
Location: San Diego Convention Center, Halls G-H

About Galapagos’ cell therapy manufacturing platform
Galapagos’ innovative decentralized cell therapy manufacturing platform has the potential for the administration of fresh, fit cells within a median vein-to-vein time of seven days, greater physician visibility, and improved patient experience. The platform consists of an end-to-end xCellit® workflow management and monitoring software system, a decentralized, functionally closed, automated manufacturing platform for cell therapies (using Lonza’s Cocoon®) and a proprietary quality control testing and release strategy.

About Galapagos
We are a biotechnology company with operations in Europe and the U.S. dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules and cell therapies in oncology and immunology. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, and the financial strength to invest strategically for the near- and long-term, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is not just to meet current medical needs but to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Srikant Ramaswami +1 412 699 0359 Marieke Vermeersch +32 479 490 603 Jennifer Wilson + 44 7539 359 676 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but are not always, made through the use of words or phrases such as “anticipate,” “expect,” “plan,” “estimate,” “will,” “continue,” “aim,” “intend,” “future,” “potential,” “could,” “indicate,” “forward,” “may,” as well as similar expressions. Forward-looking statements contained in this press release include, but are not limited to, statements regarding preliminary, interim and topline data from the ATALANTA-1 and EUPLAGIA-1 studies and other analyses related to Galapagos’ CD19 CAR-T programs, statements related to Galapagos’ plans, expectations and strategy with respect to the ATALANTA-1 and EUPLAGIA-1 studies, and statements regarding the expected timing, design and readouts of the ATALANTA-1 and EUPLAGIA-1 studies, including the expected recruitment for such trials, and the potential benefits of Galapagos’ product candidates, including GLPG5101, GLPG5201, and partnered programs, including uza-cel. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause Galapagos’ actual results to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, without limitation, the risk that preliminary or interim clinical results may not be replicated in ongoing or subsequent clinical trials, the risk that ongoing and future clinical studies with Galapagos’ product candidates, including GLPG5101 and GLPG5201, may not be completed in the currently envisaged timelines or at all, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of GLPG5101 and GLPG5201 due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partners Lonza and Adaptimmune), and that Galapagos’ estimations regarding its GLPG5101 and GLPG5201 development programs and regarding the commercial potential of GLPG5101 and GLPG5201 may be incorrect, as well as those risks and uncertainties identified in Galapagos’ Annual Report on Form 20-F for the year ended 31 December 2023 filed with the U.S. Securities and Exchange Commission (SEC) and its subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.